

October 1, 2012

Via E-mail
Mr. Alexander Mandel
Chief Financial Officer
Tree.com, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277

> **Re: Tree.com, Inc.**
> **Form 10-K for the period ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 001-34063**

Dear Mr. Mandel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Overview, page 32

1. We note the Company sold the remaining assets of RealEstate.com in September 2011 for $8.3 million and recognized a gain on sale of $7.8 million. Please explain to us in further detail how you determined the gain amount on these asset sales.

Financial Statements
General

2. We note your disclosure on page 21 regarding your determination of a $29.0 million impairment of indefinite-lived intangible assets during the course of your external audit and the related restatement of your second and third quarter 2011 results of operations and financial position. We further note your disclosure in your Item 4.02 Form 8-K filed April 16, 2012 regarding your intention to restate your financial statements prospectively in the corresponding quarterly reports in 2012. Please tell us how you determined a prospective restatement was appropriate, as the impairment appears to be quantitatively material to your previously reported financial results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant